Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

TORONTO, February 8, 2024 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2023:

•	Good revenue momentum continued in the fourth quarter and full year
o	Full-year total company revenue up 3% / organic revenue up 6%
o	Fourth-quarter total company revenue up 3% / organic revenue up 7%
•	Organic revenue up 8% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Met or exceeded full-year 2023 outlook for organic revenue, adjusted EBITDA margin and free cash flow
•	Full-year 2024 outlook anticipates organic revenue growth of approximately 6% and an adjusted EBITDA margin of approximately 38%
•	Financial framework for 2025-2026 anticipates 6.5%-8% organic revenue growth and rising adjusted EBITDA margins
•	Increased annualized dividend per share by 10% (31st consecutive annual increase)
•	Anticipate current $1 billion share buyback program to conclude by end of the second quarter
•	Acquired a majority ownership stake in e-invoicing leader Pagero in January 2024

“Last year was one of innovation and accomplishment across our business”, said Steve Hasker, President and CEO of Thomson Reuters. “We made significant progress delivering Generative AI-powered solutions, including the launch of AI-Assisted Research on Westlaw Precision, as well as expanded features and design enhancements across our product portfolio. We plan to maintain this momentum in 2024 through a robust product roadmap positioning us to meet our customers’ evolving needs at pace.”

Mr. Hasker added, “We remain focused on allocating capital to drive long-term shareholder value creation. In 2023, we returned significant capital to shareholders and executed a number of strategic acquisitions, resulting in a stronger and more strategically aligned portfolio with improved growth prospects.”

Consolidated Financial Highlights—Three Months Ended December 31

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
IFRS Financial Measures(1)	2023	2022		Change	Change at Constant Currency
Revenues	$1,815	$1,765		3%
Operating profit	$558	$631		-11%
Diluted earnings per share (EPS)	$1.49	$0.45		231%
Net cash provided by operating activities	$705	$676		4%

Non-IFRS Financial Measures(1)
Revenues	$1,815	$1,765		3%	3%
Adjusted EBITDA	$707	$633		12%	9%
Adjusted EBITDA margin	38.9%	35.9%		300bp	210bp
Adjusted EPS	$0.98	$0.75	(2)	31%	28%
Free cash flow	$613	$526		16%

(1) In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2) As of September 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2022 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Revenues increased 3%, driven by growth in recurring and transactions revenues. Net divestitures had a 4% negative impact on revenues and foreign currency had no impact.

o	Organic revenues increased 7%, driven by 7% growth in recurring revenues (82% of total revenues) as well as 16% growth in transactions revenues. Global Print revenues decreased 4% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 8% and collectively comprised 80% of total revenues.

Operating profit decreased 11% because the prior-year period included gains on the sale of several non-core businesses.

o

Adjusted EBITDA, which excludes gains on sales of businesses as well as other adjustments, increased 12% due to higher revenues and lower costs. The related margin increased to 38.9% from 35.9% in the prior-year period. Lower costs reflected Change Program investments made in the prior-year period, which benefited the year-over-year change in adjusted EBITDA margin by 340bp. Foreign currency contributed 90bp to the increase in adjusted EBITDA margin.

Diluted EPS was $1.49 compared to $0.45 in the prior-year period primarily due to an increase in value of the company’s investment in London Stock Exchange Group (LSEG), net of changes in the value of related foreign exchange contracts, and lower income tax expense, which included a non-cash tax benefit. Diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the changes in value of the company’s LSEG investment and the related foreign exchange contracts, the non-cash tax benefit as well as other adjustments, increased to $0.98 per share from $0.75 per share in the prior-year period, primarily due to higher adjusted EBITDA. Adjusted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased $29 million as the cash benefits from higher revenues and lower costs more than offset higher tax payments.

o

Free cash flow increased $87 million due to higher net cash provided by operating activities and other investing activities, which included proceeds from the sale of real estate. The prior-year period also included investments in the Change Program.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	December 31,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$700	$704	-1%	-1%	7%
Corporates	402	379	6%	5%	7%
Tax & Accounting Professionals	344	326	6%	9%	10%

“Big 3” Segments Combined(1)	1,446	1,409	3%	3%	8%
Reuters News	220	198	11%	10%	9%
Global Print	154	162	-6%	-5%	-4%
Eliminations/Rounding	(5)	(4)

Revenues	$1,815	$1,765	3%	3%	7%

Adjusted EBITDA(1)
Legal Professionals	$298	$294	1%	-2%
Corporates	138	135	3%	1%
Tax & Accounting Professionals	188	189	-1%	1%

“Big 3” Segments Combined(1)	624	618	1%	0%
Reuters News	61	40	56%	52%
Global Print	55	59	-5%	-8%
Corporate costs	(33)	(84)	n/a	n/a

Adjusted EBITDA	$707	$633	12%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	42.5%	41.7%	80bp	-50bp
Corporates	34.5%	35.7%	-120bp	-140bp
Tax & Accounting Professionals	54.6%	58.1%	-350bp	-430bp
“Big 3” Segments Combined(1)	43.1%	43.9%	-80bp	-150bp
Reuters News	27.9%	19.8%	810bp	720bp
Global Print	36.4%	36.1%	30bp	-100bp
Adjusted EBITDA margin	38.9%	35.9%	300bp	210bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Legal Professionals

Revenues decreased 1% to $700 million due to the negative impact from net divestitures. Organic revenues increased 7%.

o	Recurring revenues increased 2% (96% of total, 7% organic). Organic growth was primarily driven by Westlaw, Practical Law, Casetext and the segment’s international businesses.
o	Transactions revenues decreased 39% (4% of total, increased 2% organic).

Adjusted EBITDA increased 1% to $298 million.

o	The margin increased to 42.5% from 41.7% reflecting a 130 basis point benefit from foreign exchange.

Corporates

Revenues increased 5% to $402 million, including a negative impact from net divestitures. Organic revenues increased 7%.

o	Recurring revenues increased 6% (89% of total, 7% organic) primarily driven by strong growth in Practical Law, Indirect Tax and our Latin America business.
o	Transactions revenues increased 4% (11% of total, 7% organic), primarily driven by our Trust offering and Confirmation.

Adjusted EBITDA increased 3% to $138 million.

o	The margin decreased to 34.5% from 35.7%, primarily driven by higher expenses.

Tax & Accounting Professionals

Revenues increased 9% to $344 million, including a negative impact from net divestitures. Organic revenues increased 10%.

o	Recurring revenues increased 8% (89% of total, 10% organic). Organic growth was driven by Ultratax and the segment’s Latin America business.
o	Transactions revenues increased 22% (11% of total, 14% organic) primarily due to Confirmation and SurePrep.

Adjusted EBITDA decreased 1% to $188 million.

o	The margin decreased to 54.6% from 58.1%, as higher revenues were more than offset by higher expenses, driven largely by SurePrep seasonality and integration costs.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Reuters News

Revenues of $220 million increased 10% (9% organic) driven primarily by Generative AI related content licensing revenue that was largely transactional in nature.

Adjusted EBITDA increased 56% to $61 million primarily due to higher revenues.

Global Print

Revenues decreased 5% (decreased 4% organic) to $154 million, in line with our expectations.

Adjusted EBITDA decreased 5% to $55 million.

o	The margin increased to 36.4% from 36.1%, reflecting a 130 basis point benefit from foreign exchange.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $33 million. Corporate costs were $84 million in the prior-year period and included $60 million of Change Program costs.

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
IFRS Financial Measures(1)	2023	2022		Change	Change at Constant Currency
Revenues	$6,794	$6,627		3%
Operating profit	$2,332	$1,834		27%
Diluted EPS	$5.80	$2.75		111%
Net cash provided by operating activities	$2,341	$1,915		22%

Non-IFRS Financial Measures(1)
Revenues	$6,794	$6,627		3%	3%
Adjusted EBITDA	$2,678	$2,329		15%	14%
Adjusted EBITDA margin	39.3%	35.1%		420bp	380bp
Adjusted EPS	$3.51	$2.62	(2)	34%	32%
Free cash flow	$1,871	$1,340		40%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  As of September 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2022 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Revenues increased 3%, driven by recurring and transactions revenues. Net divestitures had a 3% negative impact on revenues and foreign currency had no impact.

o	Organic revenues increased 6%, driven by 6% growth in recurring revenues (80% of total revenues) as well as 10% growth in transactions revenues. Global Print revenues decreased 3% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 27% due to higher revenues and lower costs, as well as higher gains from the sale of non-core businesses, including the sale of a majority stake in the company’s Elite business.

o

Adjusted EBITDA, which excludes the gains on sale of Elite and other businesses, as well as other adjustments, increased 15% due to higher revenues and lower costs. The related margin increased to 39.3% from 35.1% in the prior year. Lower costs reflected Change Program investments made in the prior year, which benefited the year-over-year change in adjusted EBITDA margin by 260bp. Foreign currency contributed 40bp to the change in margin.

Diluted EPS was $5.80 per share compared to $2.75 per share in the prior year, primarily due to higher operating profit and an increase in the value of the company’s investment in LSEG, net of changes in the value of related foreign exchange contracts. Diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the gains on sale of Elite and other businesses, changes in value of the company’s LSEG investment, as well as other adjustments, increased to $3.51 per share from $2.62 per share in the prior year, primarily due to higher adjusted EBITDA. Adjusted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased $426 million due to cash benefits from higher revenues and lower costs as well as favorable movements in working capital.

o

Free cash flow increased $531 million primarily due to higher cash flows from operating activities. Free cash flow also benefited from lower capital expenditures and higher other investing activities, which included proceeds from the sale of real estate. The prior year included investments in the Change Program.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Year Ended
	December 31,		Change
	2023	2022	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$2,807	$2,803	0%	0%	6%
Corporates	1,620	1,536	5%	5%	7%
Tax & Accounting Professionals	1,058	986	7%	9%	10%

“Big 3” Segments Combined(1)	5,485	5,325	3%	4%	7%
Reuters News	769	733	5%	5%	4%
Global Print	562	592	-5%	-4%	-3%
Eliminations/Rounding	(22)	(23)

Revenues	$6,794	$6,627	3%	3%	6%

Adjusted EBITDA(1)
Legal Professionals	$1,299	$1,227	6%	5%
Corporates	619	578	7%	7%
Tax & Accounting Professionals	490	451	8%	10%

“Big 3” Segments Combined(1)	2,408	2,256	7%	6%
Reuters News	172	154	12%	5%
Global Print	213	212	1%	0%
Corporate costs	(115)	(293)	n/a	n/a

Adjusted EBITDA	$2,678	$2,329	15%	14%

Adjusted EBITDA Margin(1)
Legal Professionals	46.2%	43.8%	240bp	190bp
Corporates	38.1%	37.6%	50bp	50bp
Tax & Accounting Professionals	45.8%	45.8%	0bp	-30bp
“Big 3” Segments Combined(1)	43.8%	42.4%	140bp	110bp
Reuters News	22.4%	21.0%	140bp	0bp
Global Print	38.0%	35.7%	230bp	170bp
Adjusted EBITDA margin	39.3%	35.1%	420bp	380bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenues.

(2)  Computed for revenue growth only.

n/a:  not applicable

2024 Outlook

The company’s outlook for 2024 in the table below assumes constant currency rates and incorporates the recent Pagero and World Business Media acquisitions but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its first-quarter 2024 organic revenue growth to be approximately 8%, boosted by the expectation for additional AI licensing revenue at Reuters. The company also anticipates an adjusted EBITDA margin of approximately 40%, benefiting from normal seasonal strength and the Reuters licensing revenue, partially offset by M&A dilution and select growth investments.

The company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Reported Full-Year 2023 Results and Full-Year 2024 Outlook

Total Thomson Reuters	FY 2023 Reported	FY 2024 Outlook

Total Revenue Growth	3%	~ 6.5%

Organic Revenue Growth(1)	6%	~ 6%

Adjusted EBITDA Margin(1)	39.3%	~ 38%

Corporate Costs	$115 million	$120 - $130 million

Free Cash Flow(1)	$1.9 billion	~ $1.8 billion

Accrued Capex as % of Revenue(1)	7.8%	~ 8.5%

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$628 million $556 million $72 million	$730 - $750 million $595 - $615 million ~ $135 million

Interest Expense (P&L)	$164 million(2)	$150 - $170 million

Effective Tax Rate on Adjusted Earnings(1)	16.5%	~ 18%

“Big 3” Segments(1)	FY 2023 Reported	FY 2024 Outlook

Total Revenue Growth	3%	~ 8%

Organic Revenue Growth	7%	~ 7.5%

Adjusted EBITDA Margin	43.8%	~ 43%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Full-year 2023 interest expense excludes a $12 million benefit from the release of a tax reserve that is removed from adjusted earnings.

2025-2026 Financial Framework

For the 2025-2026 period, the company targets an organic revenue growth range of 6.5%-8%, driven by 8%-9% for the “Big 3” segments. The company targets adjusted EBITDA margin expansion of approximately 75 basis points in 2025, followed by at least 50 basis points in 2026. It anticipates accrued capital expenditures as a percentage of revenues to be approximately 8%, and 2026 free cash flow to range from $2.0-$2.1 billion.

This financial framework assumes constant currency rates and incorporates the recent Pagero and World Business Media acquisitions but excludes the impact of any future acquisitions or dispositions that may occur during this time horizon.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2024, 2025 and 2026 may differ materially from the company’s 2024 outlook and 2025-2026 financial framework. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.” The company’s 2024 outlook and 2025-2026 financial framework are also

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

based on certain assumptions described in the cross-referenced section, which the company believes are reasonable in the circumstances, and is subject to a number of risks, including those specifically identified in the cross-referenced section and those facing the company generally.

Recent Acquisitions

In January 2024, the company announced a recommended public tender offer to acquire 100 per cent of the shares of Pagero Group AB (Pagero) and subsequently acquired a majority interest in Pagero. As of February 2, 2024, the company’s ownership of Pagero was approximately 84.53%. Pagero is a global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network. The Company links customers, suppliers, and institutions, allowing for the automated, compliant, and secure exchange of digital orders, invoices, and other business documents. Thomson Reuters’ majority ownership of Pagero will enhance the strategic partnership announced in February 2023, accelerating the companies’ joint vision for a connected suite of global indirect tax, reporting and e-invoicing capabilities.

In January 2024, the company also acquired World Business Media Limited, a cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry. This acquisition is in line with Reuters strategic priority to provide must-have news and insight for new customer markets and professional verticals.

Dividends

The company announced today that its Board of Directors approved a 10% or $0.20 per share annualized increase in the dividend to $2.16 per common share, representing the 31st consecutive year of dividend increases. A quarterly dividend of $0.54 per share is payable on March 8, 2024 to common shareholders of record as of February 21, 2024.

Share Repurchases – Update on $1.0 Billion Buyback Program

In November 2023, Thomson Reuters announced its plans to repurchase up to $1.0 billion of its common shares.

From November 2023 through January 31, 2024, the company repurchased approximately 3.3 million of its common shares under this buyback program, for a total spend of $457 million. As of January 31, 2024, Thomson Reuters had approximately 452.4 million common shares outstanding.

Subject to market conditions, the company anticipates completing the $1.0 billion program by the end of the second quarter of 2024.

LSEG Ownership Interest

Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management. During 2023, the company sold 56.0 million shares that it indirectly owned and received nearly $5.5 billion of gross proceeds.

As of January 31, 2024, Thomson Reuters indirectly owned approximately 15.2 million LSEG shares, which had a market value of approximately $1.7 billion based on LSEG’s closing share price on that day.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice,

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

As of September 30, 2023, Thomson Reuters amended its definition of adjusted earnings to exclude amortization from acquired computer software. While the company has always excluded amortization from acquired identifiable intangible assets other than computer software from its definition of adjusted earnings, this change aligns its treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2024 Outlook” section, the “2025-2026 Financial Framework” section and the company’s expectations including the impact of its recent acquisition of a majority ownership in Pagero and its acquisition of World Business Media Limited and statements regarding the company’s anticipated completion of its buyback program in the second quarter of 2024, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-33 in the “Risk Factors” section of the company’s 2022 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook and 2025-2026 financial framework is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook and 2025-2026 financial framework assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. Material assumptions related to the company’s revenue outlook and 2025-2026 financial framework are that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility; there will be a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity; Thomson Reuters will have a continued ability to deliver innovative products that meet evolving customer demands; the company will acquire new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives; and the company will improve customer retention through commercial simplification efforts and customer service improvements. Material assumptions related to the company’s adjusted EBITDA margin outlook and 2025-2026 financial framework are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; and integration expenses associated with recent acquisitions will reduce margins. Material assumptions related to the company’s free cash flow outlook and 2025-2026 financial framework are its ability to achieve its revenue and adjusted EBITDA margin targets; and accrued capital expenditures approximate the percentage of revenues as set forth in the company’s outlook. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2023 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; significant gains that will prevent the imposition of certain minimum taxes; no significant charges or benefits from the finalization of prior tax years; depreciation and amortization of internally developed computer software as set forth in the company’s outlook; and interest expense as set forth in the company’s outlook.

Material risks related to the company’s revenue outlook and 2025-2026 financial framework are that ongoing geopolitical instability and uncertainty regarding interest rates and inflation, continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility); uncertainty in the legal regulatory regime relating to AI has made it difficult for the company to predict the risks associated with the use of AI in its businesses and products. Future legislation may make it harder for the company to conduct its business using AI, lead to regulatory fines or penalties, require it to change its product offerings or business practices or prevent or limit its use of AI; demand for the company’s products and services could be reduced by changes in customer buying patterns or in its inability to execute on key product design or customer support initiatives; competitive pricing actions and product innovation could impact the company’s revenues; and the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales. Material risks related to the company’s adjusted EBITDA margin outlook and 2025-2026 financial framework are the same as the risks above related to the revenue outlook; higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials; and acquisition and disposal activity may dilute the company’s adjusted EBITDA margin. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin outlook; a weaker macroeconomic environment could negatively impact working capital performance, including the ability of the company’s customers to pay;

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

accrued capital expenditures may be higher than currently expected; and the timing and amount of tax payments to governments may differ from the company’s expectations. Material risks related to the company’s effective tax rate on adjusted earnings outlook and 2025-2026 financial framework are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; and depreciation and amortization of internally developed computer software as well as interest expense may be significantly higher or lower than expected.

The company has provided an outlook and 2025-2026 financial framework for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2023 results and its 2024 business outlook and 2025-2026 financial framework today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
CONTINUING OPERATIONS
Revenues	$1,815	$1,765	$6,794	$6,627
Operating expenses	(1,112)	(1,135)	(4,134)	(4,280)
Depreciation	(29)	(30)	(116)	(140)
Amortization of computer software	(135)	(131)	(512)	(485)
Amortization of other identifiable intangible assets	(25)	(23)	(97)	(99)
Other operating gains, net	44	185	397	211

Operating profit	558	631	2,332	1,834
Finance costs, net:
Net interest expense	(31)	(51)	(152)	(196)
Other finance (costs) income	(117)	(418)	(192)	444

Income before tax and equity method investments	410	162	1,988	2,082
Share of post-tax earnings (losses) in equity method investments	260	120	1,075	(432)
Tax expense	(20)	(103)	(417)	(259)

Earnings from continuing operations	650	179	2,646	1,391
Earnings (loss) from discontinued operations, net of tax	28	39	49	(53)

Net earnings	$678	$218	$2,695	$1,338

Earnings attributable to common shareholders	$678	$218	$2,695	$1,338
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$1.43	$0.37	$5.70	$2.87
From discontinued operations	0.06	0.08	0.11	(0.11)

Basic earnings per share	$1.49	$0.45	$5.81	$2.76

Diluted earnings (loss) per share:
From continuing operations	$1.43	$0.37	$5.69	$2.86
From discontinued operations	0.06	0.08	0.11	(0.11)

Diluted earnings per share	$1.49	$0.45	$5.80	$2.75

Basic weighted-average common shares	454,510,754	478,603,748	463,175,043	483,885,501

Diluted weighted-average common shares	455,173,945	479,516,003	463,970,070	484,929,605

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2023	2022
Assets
Cash and cash equivalents	$1,298	$1,069
Trade and other receivables	1,122	1,069
Other financial assets	66	204
Prepaid expenses and other current assets	435	469

Current assets	2,921	2,811
Property and equipment, net	447	414
Computer software, net	1,236	935
Other identifiable intangible assets, net	3,165	3,219
Goodwill	6,719	5,869
Equity method investments	2,030	6,199
Other financial assets	444	527
Other non-current assets	618	619
Deferred tax	1,104	1,118

Total assets	$18,684	$21,711

Liabilities and equity
Liabilities
Current indebtedness	$372	$1,647
Payables, accruals and provisions	1,114	1,222
Current tax liabilities	248	324
Deferred revenue	992	886
Other financial liabilities	507	812

Current liabilities	3,233	4,891
Long-term indebtedness	2,905	3,114
Provisions and other non-current liabilities	692	691
Other financial liabilities	237	233
Deferred tax	553	897

Total liabilities	7,620	9,826

Equity
Capital	3,405	5,398
Retained earnings	8,680	7,642
Accumulated other comprehensive loss	(1,021)	(1,155)

Total equity	11,064	11,885

Total liabilities and equity	$18,684	$21,711

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$650	$179	$2,646	$1,391
Adjustments for:
Depreciation	29	30	116	140
Amortization of computer software	135	131	512	485
Amortization of other identifiable intangible assets	25	23	97	99
Share of post-tax (earnings) losses in equity method investments	(260)	(120)	(1,075)	432
Net losses (gains) on disposals of businesses and investments	5	(188)	(336)	(217)
Deferred tax	(19)	113	(388)	(80)
Other	110	466	298	(276)
Changes in working capital and other items	40	43	457	8

Operating cash flows from continuing operations	715	677	2,327	1,982
Operating cash flows from discontinued operations	(10)	(1)	14	(67)

Net cash provided by operating activities	705	676	2,341	1,915

Investing activities
Acquisitions, net of cash acquired	(15)	(1)	(1,216)	(191)
Proceeds from disposals of businesses and investments	—	187	418	216
Proceeds from sales of LSEG shares	31	19	5,424	43
Capital expenditures	(132)	(135)	(544)	(595)
Other investing activities	55	1	137	88
Taxes paid on sales of LSEG shares and disposals of businesses	(162)	(7)	(705)	(7)

Investing cash flows from continuing operations	(223)	64	3,514	(446)
Investing cash flows from discontinued operations	—	—	(1)	(16)

Net cash (used in) provided by investing activities	(223)	64	3,513	(462)

Financing activities
Repayments of debt	(600)	—	(600)	—
Net (repayments) borrowings under short-term loan facilities	(513)	673	(956)	1,042
Payments of lease principal	(14)	(15)	(58)	(65)
Payments for return of capital on common shares	—	—	(2,045)	—
Repurchases of common shares	(361)	(584)	(1,079)	(1,282)
Dividends paid on preference shares	(1)	(1)	(5)	(3)
Dividends paid on common shares	(215)	(207)	(887)	(834)
Other financing activities	2	2	4	(14)

Net cash used in financing activities	(1,702)	(132)	(5,626)	(1,156)

Translation adjustments	2	2	1	(6)

(Decrease) increase in cash and cash equivalents	(1,218)	610	229	291
Cash and cash equivalents at beginning of period	2,516	459	1,069	778

Cash and cash equivalents at end of period	$1,298	$1,069	$1,298	$1,069

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Earnings from continuing operations	$650	$179	$2,646	$1,391
Adjustments to remove:
Tax expense	20	103	417	259
Other finance costs (income)	117	418	192	(444)
Net interest expense	31	51	152	196
Amortization of other identifiable intangible assets	25	23	97	99
Amortization of computer software	135	131	512	485
Depreciation	29	30	116	140

EBITDA	$1,007	$935	$4,132	$2,126
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(260)	(120)	(1,075)	432
Other operating gains, net	(44)	(185)	(397)	(211)
Fair value adjustments*	4	3	18	(18)

Adjusted EBITDA(1)	$707	$633	$2,678	$2,329

Adjusted EBITDA margin(1)	38.9%	35.9%	39.3%	35.1%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
Net cash provided by operating activities	$705	$676	$2,341	$1,915
Capital expenditures	(132)	(135)	(544)	(595)
Other investing activities	55	1	137	88
Payments of lease principal	(14)	(15)	(58)	(65)
Dividends paid on preference shares	(1)	(1)	(5)	(3)

Free cash flow(1)	$613	$526	$1,871	$1,340

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2023
Capital expenditures	$544
Remove: IFRS adjustment to cash basis	(12)

Accrued capital expenditures (1)	$532

Accrued capital expenditures as a percentage of revenues(1)	7.8%

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net earnings	$678	$218	$2,695	$1,338
Adjustments to remove:
Fair value adjustments*	4	3	18	(18)
Amortization of acquired computer software	24	12	72	39
Amortization of other identifiable intangible assets	25	23	97	99
Other operating gains, net	(44)	(185)	(397)	(211)
Interest benefit impacting comparability(2)	—	—	(12)	—
Other finance costs (income)	117	418	192	(444)
Share of post-tax (earnings) losses in equity method investments	(260)	(120)	(1,075)	432
Tax on above items(1)	38	(24)	265	(30)
Tax items impacting comparability(1)(2)	(108)	60	(172)	15
(Earnings) loss from discontinued operations, net of tax	(28)	(39)	(49)	53
Interim period effective tax rate normalization(1)	1	(3)	—	—
Dividends declared on preference shares	(1)	(1)	(5)	(3)

Adjusted earnings(1)	$446	$362	$1,629	$1,270

Adjusted EPS(1)	$0.98	$0.75	$3.51	$2.62

Total change	31%		34%
Foreign currency	3%		2%
Constant currency	28%		32%
Diluted weighted-average common shares (millions)	455.2	479.5	464.0	484.9

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2023
Adjusted earnings	$1,629
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	324

Pre-Tax Adjusted earnings	$1,958

IFRS Tax expense	$417
Remove tax related to:
Amortization of acquired computer software	17
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(253)
Other finance costs	31
Other operating gains, net	(81)
Other items	(1)

Subtotal – Remove tax expense on pre-tax items removed from adjusted earnings	(265)
Remove: Tax items impacting comparability	172

Total: Remove all items impacting comparability	(93)

Tax expense on adjusted earnings	$324

Effective tax rate on adjusted earnings	16.5%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	The year ended December 31, 2023, included the release of tax and interest reserves due to the expiration of statutes of limitation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$700	$704	-1%	0%	-1%	-7%	7%
Corporates	402	379	6%	1%	5%	-1%	7%
Tax & Accounting Professionals	344	326	6%	-3%	9%	-1%	10%

“Big 3” Segments Combined(1)	1,446	1,409	3%	-1%	3%	-4%	8%
Reuters News	220	198	11%	1%	10%	2%	9%
Global Print	154	162	-6%	-1%	-5%	-1%	-4%
Eliminations/Rounding	(5)	(4)

Revenues	$1,815	$1,765	3%	0%	3%	-3%	7%

Recurring Revenues
Legal Professionals	$674	$664	2%	0%	2%	-5%	7%
Corporates	358	337	6%	1%	6%	-1%	7%
Tax & Accounting Professionals	305	292	5%	-3%	8%	-2%	10%

“Big 3” Segments Combined(1)	1,337	1,293	3%	-1%	4%	-3%	8%
Reuters News	157	153	3%	-1%	3%	1%	2%
Eliminations/Rounding	(5)	(4)

Total Recurring Revenues	$1,489	$1,442	3%	-1%	4%	-3%	7%

Transactions Revenues
Legal Professionals	$26	$40	-36%	3%	-39%	-41%	2%
Corporates	44	42	6%	2%	4%	-3%	7%
Tax & Accounting Professionals	39	34	15%	-7%	22%	8%	14%

“Big 3” Segments Combined(1)	109	116	-6%	0%	-6%	-14%	8%
Reuters News	63	45	39%	5%	34%	3%	31%

Total Transactions Revenues	$172	$161	7%	1%	6%	-10%	16%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,807	$2,803	0%	0%	0%	-6%	6%
Corporates	1,620	1,536	5%	0%	5%	-2%	7%
Tax & Accounting Professionals	1,058	986	7%	-2%	9%	-1%	10%

“Big 3” Segments Combined(1)	5,485	5,325	3%	0%	4%	-4%	7%
Reuters News	769	733	5%	0%	5%	1%	4%
Global Print	562	592	-5%	-1%	-4%	-1%	-3%
Eliminations/Rounding	(22)	(23)

Revenues	$6,794	$6,627	3%	0%	3%	-3%	6%

Recurring Revenues
Legal Professionals	$2,674	$2,631	2%	0%	2%	-4%	6%
Corporates	1,373	1,305	5%	0%	5%	-2%	8%
Tax & Accounting Professionals	808	799	1%	-2%	3%	-6%	9%

“Big 3” Segments Combined(1)	4,855	4,735	3%	0%	3%	-4%	7%
Reuters News	625	612	2%	0%	3%	1%	2%
Eliminations/Rounding	(22)	(23)

Total Recurring Revenues	$5,458	$5,324	3%	0%	3%	-3%	6%

Transactions Revenues
Legal Professionals	$133	$172	-23%	0%	-23%	-30%	7%
Corporates	247	231	7%	0%	7%	1%	5%
Tax & Accounting Professionals	250	187	34%	-3%	37%	20%	17%

“Big 3” Segments Combined(1)	630	590	7%	-1%	8%	-2%	10%
Reuters News	144	121	19%	4%	14%	1%	13%

Total Transactions Revenues	$774	$711	9%	0%	9%	-2%	10%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	December 31,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$298	$294	1%	3%	-2%
Corporates	138	135	3%	1%	1%
Tax & Accounting Professionals	188	189	-1%	-2%	1%

“Big 3” Segments Combined(1)	624	618	1%	1%	0%
Reuters News	61	40	56%	4%	52%
Global Print	55	59	-5%	3%	-8%
Corporate costs	(33)	(84)	n/a	n/a	n/a

Adjusted EBITDA	$707	$633	12%	2%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	42.5%	41.7%	80bp	130bp	-50bp
Corporates	34.5%	35.7%	-120bp	20bp	-140bp
Tax & Accounting Professionals	54.6%	58.1%	-350bp	80bp	-430bp
“Big 3” Segments Combined(1)	43.1%	43.9%	-80bp	70bp	-150bp
Reuters News	27.9%	19.8%	810bp	90bp	720bp
Global Print	36.4%	36.1%	30bp	130bp	-100bp
Adjusted EBITDA margin	38.9%	35.9%	300bp	90bp	210bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Year Ended
	December 31,		Change
	2023	2022	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,299	$1,227	6%	1%	5%
Corporates	619	578	7%	0%	7%
Tax & Accounting Professionals	490	451	8%	-1%	10%

“Big 3” Segments Combined(1)	2,408	2,256	7%	0%	6%
Reuters News	172	154	12%	7%	5%
Global Print	213	212	1%	1%	0%
Corporate costs	(115)	(293)	n/a	n/a	n/a

Adjusted EBITDA	$2,678	$2,329	15%	1%	14%

Adjusted EBITDA Margin(1)
Legal Professionals	46.2%	43.8%	240bp	50bp	190bp
Corporates	38.1%	37.6%	50bp	0bp	50bp
Tax & Accounting Professionals	45.8%	45.8%	0bp	30bp	-30bp
“Big 3” Segments Combined(1)	43.8%	42.4%	140bp	30bp	110bp
Reuters News	22.4%	21.0%	140bp	140bp	0bp
Global Print	38.0%	35.7%	230bp	60bp	170bp
Adjusted EBITDA margin	39.3%	35.1%	420bp	40bp	380bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended December 31, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$700	$1	$701	$298	42.5%
Corporates	402	—	402	138	34.5%
Tax & Accounting Professionals	344	—	344	188	54.6%

“Big 3” Segments Combined	1,446	1	1,447	624	43.1%
Reuters News	220	—	220	61	27.9%
Global Print	154	—	154	55	36.4%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(33)	n/a

Consolidated totals	$1,815	$1	$1,816	$707	38.9%

Year ended December 31, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,807	$1	$2,808	$1,299	46.2%
Corporates	1,620	3	1,623	619	38.1%
Tax & Accounting Professionals	1,058	11	1,069	490	45.8%

“Big 3” Segments Combined	5,485	15	5,500	2,408	43.8%
Reuters News	769	1	770	172	22.4%
Global Print	562	—	562	213	38.0%
Eliminations/ Rounding	(22)	—	(22)	—	n/a
Corporate costs	—	—	—	(115)	n/a

Consolidated totals	$6,794	$16	$6,810	$2,678	39.3%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

n/a: not applicable

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2023 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.